FORM 6 — K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a — 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of July 2003

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated July 15, 2003, announcing that Registrant has been selected by Optus to provide a 310-site, two-way satellite communications network to deliver broadband Internet services to rural communities.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /s/ Yoav Leibovitch —————————————— Yoav Leibovitch Chief Financial Officer

      Dated: July 16, 2003

Gilat’s Skystar 360E VSAT platform a key component in Optus’ broadband satellite communications network for interactive distance learning applications in New South Wales and the Northern Territory Australia’s famous School of the Air among beneficiaries of program

Petah Tikva, Israel, July 15, 2003 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced that the Australian government has finalized an agreement with Optus to deliver learning services to small rural towns and isolated homesteads in New South Wales (NSW) and across the Northern Territory (NT) using Gilat’s Skystar 360E broadband VSAT platform. Gilat has been selected by Optus to provide a 310-site, two-way satellite communications network to deliver broadband Internet services to these rural communities and 540 School of The Air (SOTA) sites.

Gilat’s Skystar 360E VSAT network is part of a new satellite infrastructure being deployed by Optus as part of the NT and NSW Interactive Distant Learning Initiative. The initiative was developed to establish a shared, broadband interactive distance learning (IDL) communications infrastructure for small rural communities and isolated homesteads in areas of NSW and the NT. The initiative is led by Optus, the NSW Department of Education and Training, the NT Department of Employment, Education and Training and the Australian government.

The satellite-based infrastructure will deliver education services to distance education students, isolated indigenous communities and adults seeking vocational education. Services will be delivered to approximately 3,700 users, including 239 small, isolated schools. An IDL satellite hub is being installed in Sydney with backbone links to teaching studios in several other locations, in addition to the rollout of the VSAT network.

The network will provide real-time streaming video, high-resolution graphics, full duplex audio, two-way data interaction and application sharing capabilities. The courses offered via the network will cover primary, secondary and vocational material, including courses that are difficult or impossible to offer currently in remote and rural settings.

Oded Sheshinski, General Manager of Gilat’s Australian office, said, “This project strengthens our cooperation with Optus, one of Australia’s largest telecommunications companies. It is gratifying to take part in such an important government initiative and to know that our technology will enable so many people to take advantage of educational opportunities that were previously unavailable to them. Gilat hopes to carry this success to other locations in the region, including New Zealand.”

About Optus
Optus is an Australian leader in integrated communications, serving more than five million customers each day. The company provides a broad range of communications services including mobile, national and long distance services, local telephony, international telephony, business network services, Internet and satellite services and subscription television. In 2001, SingTel became the parent company of Optus, paving the way for Optus to become a strong and strategic telecommunications player within the Asia-Pacific region. Visit Optus at www.optus.com.au.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with nearly 400,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 70 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Gilat is a joint venture partner with SES GLOBAL in SATLYNX, a provider of two-way satellite broadband services in Europe. Skystar Advantage, Skystar 360, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Inquiries:
Tel: +1703-848-1515

Gilat Media Contact:
Barry Spielman,
Director Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com